TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Tuesday, April 10, 2007

Titan Trading Analytics appoints an execution specialist and an additional trader to its New York Regional Office

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it has appointed Anthony Savino,  Execution Specialist, and Rahim Aziz,  Grey Box Trader to Titan’s New York Regional Office and Trading Team to assist with Titan’s Grey Box (semi-automated) and Black Box (fully-automated) Equity Trading Division under its USA Trading Operations.

Anthony Savino has been an equities and options trader for over 10 years.  His trading industry experience started when he worked as a clerk at a New York Stock Exchange Firm in the mid 1990’s.  His primary focus will be on expanding and improving Titans New York based trading operations. Over the last few years, Mr. Savino has traded his own account, been proprietary trader for a number of firms and is also currently an equity partner of a hybrid proprietary trading firm.

Rahim Aziz has experience as a programmer prior to being an equities trader for the past five years.  He is already fully trained in technical analysis, which is the basis for most of Titan’s Black and Grey Box Models. Over the past few years Mr. Aziz has been proprietary trader at a two New York Proprietary Trading Firms and holds his Series 7 Securities License.

Mr. Savino and Mr. Aziz’s appointment will continue to grow Titan’s New York Grey Box Trading Operations ahead of the launch of Titan’s proprietary, server-based market data analysis platform, TickAnalyst.  Their appointments will increase the capacity of Titan’s New York Trading Operations team. Titan Trading USA currently has plans continue to grow its profile in the New York City Trading Community by adding a Wall Street Area location to house its sales, trading and training personnel.  They will be instrumental in beta testing, troubleshooting and then growing ongoing operations. They will begin by using signals from Titan’s Grey Box (semi automated) Proprietary Trading Platform as TickAnalyst comes online later in this quarter.

Titan's Director of US Trading Operations, Philip Carrozza II, says, "Anthony and Rahim is a great addition to Titan’s growing New York Trading Team, Anthony’s expertise is in trade execution which going forward will be a massive asset to Titan’s Grey Box Proprietary Trading Operations. Rahim’s, knowledge of technical analysis should help him get a start in beta testing Titan’s Grey Box Proprietary Trading Software.  His will also be a big help in relaying valuable beta testing information to our programming staff in Canada" Mr. Savino said “Titan has a great suite of offerings and has assembled a great operation here in New York and I look forward bring my skill set to Titan’s Team”. Mr. Aziz adds, “I have lot of experience in both software development and more recently in trading using technical analysis both should come in very handy while working with Titan”

For further information, contact Dr. Ken W. Powell at:

Phone: (780) 438-1239

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.